UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2015

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: September 17, 2015

EXHIBIT INDEX

Exhibit No.	Description
99.1	Voluntary Announcement

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

VOLUNTARY ANNOUNCEMENT

This announcement is made by CNOOC Limited (the “Company”) on a voluntary basis.

Reference is made to announcement of the Company dated 31 August 2015 (the “Announcement”) in relation to the Suspension Order issued by Alberta Energy Regulator (“AER”) on 28 August 2015 (Canada time) to Nexen Energy ULC (“Nexen”) regarding the oil sands operations located at Long Lake (“Long Lake”), Alberta, Canada (the “Suspension Order”). Terms used in this announcement shall have the same meaning as those defined in the Announcement unless the context otherwise defines.

The board of directors of the Company announces that on 16 September 2015 (Canada time), Nexen received a second Amendment Order to the Suspension Order from AER, together with a previous Amendment Order received by Nexen from AER, the application of the Suspension Order to a portion of the pipelines is lifted and Nexen is able to resume 100% of its Long Lake oil sands operations. Nexen is committed to managing its operations in a safe, environmentally and socially responsible manner. Nexen is complying with the requirements of the AER’s Suspension Order, as amended (including addressing the remaining suspended pipelines which are not currently required for operations), with the aim of lifting the Suspension Order in its entirety.

AER will continue to review the matter and determine the level of enforcement action (if any) that Nexen may face once the investigation is completed.

In the meantime, holders of shares and securities and potential investors of the Company should exercise caution when dealing in the securities of the Company.

If there is any significant development in relation to the matter, the Company will issue further announcements as and when required under the Listing Rules.

1

By Order of the Board

CNOOC Limited

Zhong Hua

Joint Company Secretary

Hong Kong, 17 September 2015

As at the date of this announcement, the Board comprises:

Executive Directors	Independent Non-executive Directors
Li Fanrong Wu Guangqi	Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

Non-executive Directors
Yang Hua (Chairman) Lv Bo Wang Jiaxiang

2